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                                                                  Exhibit 99.13

                          FORM OF PURCHASE AGREEMENT


     Prudential-Bache Government Plus Fund, Inc. (the Fund), an open-end, diversified management investment company and a Maryland Corporation, and Prudential Mutual Fund Management LLP, a New York limited liability company
(PMF), intending to be legally bound, hereby agree as follows:

     1. In order to provide the Fund with its initial capital, the Fund hereby sells to PMF, and PMF hereby purchases, ________ shares of common stock (the Shares) of the Fund. The Shares are apportioned as follows: ________ Shares of Class A, ________ Shares of Class B, ________ Shares of Class C and ________ Shares of Class Z, each at the net asset value of ____ per share.
The Fund hereby acknowledges receipt from PMF of funds in the amount of $________ in full payment for the Shares.

     2. PMF represents and warrants to the Fund that the Shares are being acquired for investment and not with a view to distribution thereof and that PMF has no present intention to redeem and dispose of any of the Shares.

     3. PMF hereby agrees that it will not redeem any of the Shares except in direct proportion to the amortization of organizational expenses by the Fund. In the event that the Fund liquidates before deferred organizational expenses are fully amortized, then the Shares shall bear their proportionate share of such unamortized organizational expenses.

     IN WITNESS THEREOF, the parties have executed this agreement as of the ___th day of ____________, 199


                                   Prudential-Bache Government Plus Fund, Inc.

                                   By
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                                   Prudential Mutual Fund Management, Inc.

                                   By
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